Exhibit 99.1

INVITATION TO SHAREHOLDERS FROM IONEER EXECUTIVE CHAIR

20 April 2026

Dear Shareholder

I am pleased to invite you to the 2026 ioneer AGM (AGM or Meeting) to be held on 21 May 2026 commencing at 10.00 am (AEST). The AGM is an important part of the ioneer calendar, and shareholders are encouraged to review the accompanying materials and participate in the Meeting.

This year’s AGM will be conducted as a fully virtual meeting, held online via the Lumi AGM platform. There will be no physical meeting venue. All shareholders will be able to attend, ask questions and vote electronically at the AGM, either by participating live online or by appointing a proxy.

Further information on how to participate in the Meeting is provided on pages 5 and 6 of this Notice of Meeting.

Essential information

The Notice of Meeting along with other Meeting related information is available for shareholders to view and download at https://boardroomlimited.com.au/meeting/ioneer26

Voting by proxy

If you are unable to attend the AGM online and wish to vote, please complete and return your proxy form no later than 10.00 am (AEST) on Tuesday, 19 May 2026. Further details on how to submit your proxy form are set out in the Notice of Meeting and in the proxy form.

Shareholder emails and electronic communications

If you have not already done so, I encourage you to elect to receive shareholder communications electronically. This allows us to provide information more quickly, reduces costs and supports our environmental, social and governance (ESG) objectives.

To make this election, please visit https://www.investorserve.com.au/.

I look forward to welcoming you to our AGM.

Yours sincerely

/s/ James D. Calaway

James D. Calaway
Executive Chair
ioneer Limited

2026 Notice of Annual General Meeting	2

ITEMS OF BUSINESS
Notice is hereby given that the 2026 Annual General Meeting (AGM or Meeting) of Ioneer Ltd (the Company or INR) will be held as a virtual meeting online, on Thursday, 21 May 2026, commencing at 10.00 am (AEST) at [https:// meetings.lumiconnect.com/300-671-869-993] .

Further details in respect of each of the Items proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum, which accompanies and forms part of this Notice of Annual General Meeting.

Voting exclusions apply to some resolutions. Please see pages 6 and 7 for further details.

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the consolidated financial statements of the Company and its controlled entities, the Directors' Report, and the Auditor's Report for the six months ended 31 December 2025 (“Additional Annual Report”) due to the change of the financial year from the year end 30 June to 31 December 2025.

Resolution 1.     Remuneration Report

To consider and, if thought fit, pass the following as a non-binding ordinary resolution:

“That the Remuneration Report for the six months ended 31 December 2025 be adopted.”

The resolution in this Item is advisory only and does not bind the Directors or the Company.

Resolution 2.     Re-election of Rose McKinney-James as a Non-Executive Director

To consider and, if thought fit, pass the following as an ordinary resolution:

“That Rose McKinney-James, who retires by rotation and being eligible, be re-elected as a Non-Executive Director of the Company.”

Resolution 3.     Re-election of James D. Calaway as Executive Director

To consider and, if thought fit, pass the following as an ordinary resolution:

“That James D. Calaway, who retires by rotation and being eligible, be re-elected as an Executive Director of the Company.”

SPECIAL BUSINESS

Resolution 4.     Approval of issue of Performance Rights to James D. Calaway in lieu of Directors’ fees

To consider and, if thought fit, pass the following as an ordinary resolution:

“That approval be given for all purposes, including ASX Listing Rule 10.11, for the granting of Performance Rights to James D. Calaway (or his nominees) in lieu of directors’ fees on the terms and conditions set out in the Explanatory Memorandum.”
Resolution 5.     Approval of issue of Performance Rights to Alan Davies in lieu of Directors’ fees

To consider and, if thought fit, pass the following as an ordinary resolution:

“That approval be given for all purposes, including ASX Listing Rule 10.11, for the granting of Performance Rights to Alan Davies (or his nominees) in lieu of directors’ fees on the terms and conditions set out in the Explanatory Memorandum.”

Resolution 6.     Approval of issue of Performance Rights to Rose McKinney-James in lieu of Directors’ fees

To consider and, if thought fit, pass the following as an ordinary resolution:

“That approval be given for all purposes, including ASX Listing Rule 10.11, for the granting of Performance Rights to Rose McKinney-James (or her nominees) in lieu of directors’ fees on the terms and conditions set out in the Explanatory Memorandum.”

Resolution 7.     Approval of issue of Performance Rights to Margaret R. Walker in lieu of Directors’ fees

To consider and, if thought fit, pass the following as an ordinary resolution:

“That approval be given for all purposes, including ASX Listing Rule 10.11, for the granting of Performance Rights to Margaret R. Walker (or her nominees) in lieu of directors’ fees on the terms and conditions set out in the Explanatory Memorandum.”

Resolution 8.     Approval of issue of Performance Rights to Timothy R. Woodall in lieu of Directors’ fees

To consider and, if thought fit, pass the following as an ordinary resolution:

“That approval be given for all purposes, including ASX Listing Rule 10.11, for the granting of Performance Rights to Tim Woodall (or his nominees) in lieu of directors’ fees on the terms and conditions set out in the Explanatory Memorandum.”

Resolution 9.     Ratification of prior issue of Shares to Placement Participants

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the prior issue of 400 million Placement Shares on 5 February 2026, as detailed and on the terms in the Explanatory Memorandum.”

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ITEMS OF BUSINESS
Resolution 10.   Contingent resolution to spill the board (Conditional Resolution)

Resolution 10 is only required if 25% or more of votes validly cast are against Resolution 1, Remuneration Report.

This resolution asks shareholders if they wish to convene an extraordinary general meeting within 90 days of the Annual General Meeting, at which all directors (excluding the Managing Director) will be required to vacate office and may stand for re-election.

If you do not want a Spill Meeting to take place, you should vote ‘against’ Resolution 10.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That subject to and conditional on at least 25% of the votes cast on Resolution 1 being cast against the adoption of the Remuneration Report:

(a)	an extraordinary general meeting of the Company (the ‘Spill Meeting’) be held within 90 days of the passing of this resolution;

(b)
all of the non-executive Directors in office when the Directors’ report for the year ended 31 December 2025 was approved and who remain in office at the time of the Spill Meeting, cease to hold office immediately before the end of the Spill Meeting; and

(c)	resolutions to appoint persons to offices that will be vacated immediately before the end of the Spill Meeting be put to the vote at the Spill Meeting.’

The Directors recommend that shareholders vote AGAINST Resolution 10.

The accompanying Important Information and Explanatory Memorandum form part of this Notice of Meeting.

By Order of the Board

Olga Smejkalova
Company Secretary
20 April 2026

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IMPORTANT INFORMATION
Additional Annual Report

The Company's 2025 Additional Annual Report is available at: https://boardroomlimited.com.au/meeting/ioneer26

Shareholders entitled to vote

For the purposes of the Meeting, Shares will be taken to be held by the persons who are registered as Shareholders as at 7.00 pm (AEST) on Tuesday, 19 May 2026.

Participating in the Meeting using the online platform

Shareholders and proxyholders may participate in the AGM  online using   the Lumi platform https://meetings.lumiconnect.com/300-435-530-867

(Lumi Online Platform).

By participating in the Meeting using the online platform you will be able to:

•	hear the Meeting discussion and view the presentations;
•	ask questions orally and in writing while the Meeting is in progress; and
•	vote in real time during the Meeting.

Shareholders and proxyholders who wish to participate in the AGM online via the Lumi Online Platform may do so by entering the following URL in their browser https://meetings.lumiconnect.com/300-435-530-867 and then logging in using the following instructions.

To register, Shareholders should have their SRN/HIN, Voting Access Code (VAC) and registered postcode or three-character country code ready. Proxyholders will need to contact Boardroom Pty Limited (Boardroom) on +61 2 9260 9600 between 8.30 AM and 5.30 PM (AEST), Monday to Friday before the meeting to obtain their login details.

Online registration will open one hour before the Meeting starts:

•	Enter ‘Meeting ID’ 300-435-530-867
•	Shareholders should enter their Voting Access Code (VAC) and postcode registered to the holding. Overseas Shareholders should select the country of the registered holding from the drop-down list.
•	Proxyholders need to contact Boardroom on +61 2 9260 9600 between 8.30 AM and 5.30 PM (AEST) Monday to Friday before the meeting to obtain their login details.
•	Read and accept the Terms and Conditions and click ‘Continue’.

For more information regarding participation in the AGM online, including browser requirements, please see the Lumi Online User Guide at available at  https://boardroomlimited.com.au/meeting/ioneer26
Technical difficulties

If technical difficulties arise during the course of the AGM on the Lumi Online Platform, the Chair of the Meeting has discretion as to whether and how the Meeting should proceed. In exercising their discretion, the Chair of the Meeting will have regard to the number of Shareholders impacted and the extent to which participation in the business of the Meeting is affected. Where they consider it appropriate, the Chair of the Meeting may continue to hold the Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions.

For this reason, Shareholders are encouraged to lodge a directed proxy by 10.00 am (AEST) on Tuesday, 19 May 2026.

Voting

Each of the Items set out in this Notice of Meeting will be decided by way of a poll. You may vote at the AGM in one of two ways:

•	at the Meeting online using the Lumi Online Platform; or
•	in advance of the Meeting, by appointing a proxy and directing your proxy how to vote online on your behalf by 10.00 am (AEST) on Tuesday, 19 May 2026.

The Chair of the Meeting will open the poll at the beginning of the Meeting and the poll will remain open until the Chair of the Meeting announces that the poll is closed.

Subject to the voting exclusions, every Shareholder has one vote for each Share held.

Proxies

If you are a Shareholder entitled to vote, you may appoint a proxy. If you are a Shareholder entitled to cast two or more votes, you may appoint two proxies and specify the number or proportion of votes that each may exercise, failing which each may exercise half of the votes.

If you are unable to participate in the Meeting online, you are encouraged to appoint a proxy to cast your vote for you online.

A proxy need not be a Shareholder of the Company. Shareholders are encouraged to notify an appointed proxy of their appointment to enable them to participate in the Meeting and to exercise their voting instructions. Appointed proxies attending the Meeting online will need to contact Boardroom on +61 2 9260 9600 between 8.30 AM and 5.30 PM (AEST), Monday to Friday before the Meeting to obtain a username and password to ask questions and to vote online. Further details are available in the Lumi Online User Meeting Guide available at https://boardroomlimited.com.au/meeting/ioneer26

The Chair of the Meeting intends to vote all available proxies able to be voted in favour of Resolutions 1 to 9 and against Resolution 10.

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IMPORTANT INFORMATION
Corporate Shareholders and Proxies

If a Shareholder is a body corporate or appoints a body corporate as its proxy, that body corporate will need to ensure that it:

•	appoints an individual as its corporate representative to exercise its powers at the Meeting, in accordance with section 250D of the Corporations Act; and
•	provides satisfactory evidence of the appointment of its corporate representative.

A body corporate representative must present satisfactory evidence of his or her appointment prior to the Meeting, unless previously lodged with the Share Registry of the Company. If such evidence is not received prior to the Meeting, the body corporate (through its representative) will not be permitted to attend the Meeting online.
Shareholders should therefore contact the Share Registry to obtain documentary evidence of the appointment and bring it to the Meeting in person or submit it to Boardroom by 10.00 am (AEST) on Tuesday, 19 May 2026, unless it has previously been provided.

Attorneys

If a Shareholder appoints an attorney to attend online and vote at the Meeting on their behalf, the power of attorney (or a certified copy) must be given to Boardroom by 10.00 am (AEST) on Tuesday, 19 May 2026, unless it has previously been provided.

Voting Exclusion Statement
Corporations Act

Resolutions 1 and 10 – The Company will disregard votes cast by a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report, or a closely related party of such a member, in contravention of section 250R or 250BD Corporations Act. Restrictions also apply to votes cast as proxy unless exceptions apply.

For the purposes of section 224 Corporations Act, the Company will not disregard a vote if:

(a)	it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution; and

(b)	it is not cast on behalf of a related party or associate of a related party of the Company to whom the resolution would permit a financial benefit to be given or an associate of such a related party.

Listing Rules
In accordance with the Listing Rule 14.11, the Company will disregard votes cast in favour of the resolution by or on behalf of:
Resolutions 4 to 8 - Approval of issue of Performance Rights to Directors
•      any person who will obtain a material benefit as a result of the issue of the Performance Rights under Resolutions 4 to 8 (except a benefit solely by reason of being a holder of ordinary shares in the Company), plus relevant Director as set out below.

Resolution 4 - Approval of issue of Performance Rights to James D. Calaway in lieu of Directors’ fees	• James D. Calaway or any of his associates
Resolution 5 – Approval of issue of Performance Rights to Alan Davies in lieu of Directors’ fees	• Alan Davies or any of his associates
Resolution 6 – Approval of issue of Performance Rights to Rose McKinney-James in lieu of Directors’ fees	• Rose McKinney-James or any of her associates
Resolution 7 – Approval of issue of Performance Rights to Margaret R. Walker in lieu of Directors’ fees	• Margaret R. Walker or any of her associates
Resolution 8 – Approval of issue of Performance Rights to Timothy R. Woodall in lieu of Directors’ fees	• Timothy R. Woodall or any of his associates
Resolution 9 – Ratification of prior issue of Shares to Placement Participants	• any person who participated in the issue or is a counterparty to the agreement being approved or any associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with directions given to the proxy or attorney to vote on the resolution in that way; or

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IMPORTANT INFORMATION
(b)
the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

(ii)	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

2026 Notice of Annual General Meeting	7

EXPLANATORY MEMORANDUM
Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the AGM to be held on Thursday, 21 May 2026 at 10.00 AM (AEST).

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding how to vote on the Items set out in the Notice.

Financial Statements and Reports

The Corporations Act requires the Financial Report (which includes Financial Statements and Directors’ Declaration), the Directors’ Report and the Auditor’s Report to be laid before the AGM.

There is no requirement in the Corporations Act or in the Company’s constitution for Shareholders to approve the Company's Financial Report, Directors’ Report or Auditor’s Report (together the "Reports").

As announced on 25 September 2025, the Company has changed its financial year end from 30 June to 31 December.

The Company’s most recent AGM held on 31 October 2025 considered the Company’s Annual Report for the year to 30 June 2025.

The Reports presented to this AGM are for the Transitional Financial Year (TY), beginning on 1 July 2025 and ending on 31 December 2025.

Shareholders will have a reasonable opportunity at the AGM to ask questions and make comments on the Reports and on the business and operations of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about:

•	the preparation and the content of the Auditor's Report;
•	the conduct of the audit;
•	the accounting policies adopted by the Company in relation to the preparation of the financial statements; and
•	the independence of the auditor in relation to the conduct of the audit.

Resolution 1.     Remuneration Report

The Directors' Report for the six months ended 31 December 2025 contains a Remuneration Report which sets out the remuneration policy for the Company and reports on the remuneration arrangements in place for the appointed executive and non-executive directors of the Board as well as other KMP. The Company’s Additional Annual Report (which includes the Directors’ Report) is available on the ioneer’s website (www.ioneer.com).

The Corporations Act provides that the Company is required to put the Remuneration Report to the vote of Shareholders. The Corporations Act expressly provides that the vote is advisory only and does not bind the Directors or the Company.
Shareholders attending the AGM will be given a reasonable opportunity to ask questions about or make comments on the Remuneration Report.

Recommendation

The Board unanimously recommends the adoption of the Remuneration Report.

Resolution 2.     Re-election of Rose McKinney-James as a Non-Executive Director

Pursuant to Rule 6.4(a) of the Company’s constitution, Rose McKinney-James retires as a Non-Executive Director of the Company at the AGM and being eligible, offers themselves for re-election as a Non-Executive Director of the Company.

Ms McKinney-James was appointed as a director in February 2021 and is considered by the Board to be an independent director.

The Board has reviewed the performance of Ms McKinney-James and believes she continues to provide a valuable contribution to the Board.

Additional Information on the skills and experience of Ms McKinney-James are set out in the Company’s 2025 Additional Annual Report.

Recommendation

The Board (with Ms McKinney-James abstaining) unanimously recommends the re-election of Rose McKinney-James as a Non-Executive Director of the Company.

Resolution 3.     Re-election of James D. Calaway as an Executive Director

Pursuant to Rule 6.4(a) of the Company’s constitution, James D. Calaway retires as a Director of the Company at the AGM and being eligible, offers themselves for re-election as an Executive Director of the Company.

Mr Calaway was appointed as a Director in April 2017 and has served as Chair since 2017. He was appointed Executive Chair in July 2020. Mr Calaway is not considered by the Board to be an independent director.

The Board has reviewed the performance of Mr Calaway and believes he continues to provide a valuable contribution to the Board. The Board believes Mr Calaway’s substantial experience in the lithium sector, and Chairing ASX listed companies, is particularly valuable in his role as Chair of the Board.

Additional Information on the skills and experience of Mr Calaway are set out in the Company’s 2025 Additional Annual Report.

Recommendation

The Board (with Mr Calaway abstaining) unanimously recommends the re-election of Mr Calaway as an Executive Director of the Company.

2026 Notice of Annual General Meeting	8

EXPLANATORY MEMORANDUM
Resolutions 4 to 8 – Grant of Performance Rights to Directors

These Items seek Shareholder approval for the issue of Performance Rights to directors James D. Calaway, Alan Davies, Rose E McKinney-James, Margaret R. Walker, and Timothy R. Woodall (or their nominees) in lieu of receipt of their directors’ fees in cash from time to time. No consideration will be payable by these persons for the issue of Performance Rights as they will be issued in lieu of the directors' fees.

The Company changed its financial year‑end from 30 June to 31 December. The Additional Annual Report was prepared for the transition period 1 July 2025 to 31 December 2025. Under section 250N(2) of the Corporations Act 2001 (Cth), a listed company is required to hold an annual general meeting within five months after the end of its financial year.

As a result of this change, the period covered by the previously approved resolutions no longer aligns with the Company’s AGM cycle. Accordingly, the resolutions seek shareholder approval for the issue of pro‑rata Performance Rights to Directors for a six‑month period only.

ASX Listing Rule 10.11 requires shareholder approval to be obtained where an entity issues, or agrees to issue, securities to a related party; a person who is, or was at any time in the 6 months before the issue, a substantial (30%+) holder in the Company; a person who is or was at any time in the 6 months before the issue of securities a substantial (10%) holder in the Company and who has nominated a director the Board of the Company pursuant to a relevant agreement which gives them a right or expectation to do so; an associate of a person referred to in ASX Listing Rules 10.11.1 to 10.11.3; or a person whose relationship with the entity or a related party is, in ASX’s opinion, such that approval should be obtained unless an exception in ASX Listing Rule 10.12 applies. It is the view of the Directors that the exceptions set out in ASX Listing Rule 10.12 do not apply in the current circumstances.
If Items 4 to 8 are passed by the Shareholders, then the issue of Performance Rights to the Directors will not be included in the 15% calculation of the Company’s annual placement capacity pursuant to Exception 14 of ASX Listing Rule 7.2. The subsequent issue of shares upon vesting of the Performance Rights will also not be included in the 15% calculation per Listing Rule 7.2 Exception 9.

If Items 4 to 8 are not passed by the Shareholders, then the Performance Rights will not be issued to the Directors and the Company will pay the Director fees in cash.

The Board believes that providing remuneration to Directors in the form of Performance Rights in consideration for their services as Directors preserves cash and aligns the interests of Directors with those of Shareholders, by giving the Directors an opportunity to share in the success of the Company. Director remuneration in this form can motivate and reward long-term decision making, through the aim of creating and maximising Shareholder value.

The value of the Performance Rights at the time of issue, taken together with all other Director remuneration, cannot exceed the then applicable maximum annual remuneration that can be paid to all of the Directors (known as the directors’ remuneration cap).

Section 208 of the Corporations Act

In accordance with section 208 of the Corporations Act, to give a financial benefit to a related party (including Directors), the Company must obtain Shareholder approval unless the giving of the financial benefit falls within an exception in sections 210 to 216 of the Corporations Act.

The Board considers that shareholder approval under section 208 of the Corporations Act is not required as the exception in section 211 of the Corporations Act applies. The Performance Rights to be issued to the Directors are considered to be reasonable remuneration for the purposes of section 211 of the Corporations Act.

Specific Information Required by Listing Rule 10.13

ASX Listing Rule 10.13 requires certain information to be provided in relation to approval sought under ASX Listing Rule 10.11. This information is set out below:

Name of persons proposed to receive performance rights
Resolution 4 – James D. Calaway (Executive Director, Chair and related party), or his nominee (an associate of the related party).
Resolution 5 – Alan Davies (Non-Executive Director and related party), or his nominee (an associate of the related party).
Resolution 6 – Rose McKinney-James (Non-Executive Director and related party), or her nominee (an associate of the related party).
Resolution 7 – Margaret R. Walker (Non-Executive Director and related party), or her nominee (an associate of the related party).
Resolution 8 – Timothy R. Woodall (Non-Executive Director and related party), or his nominee (an associate of the related party).

Formula for calculating the number of securities to be issued to persons listed above
The number of Performance Rights to be issued to each Non-Executive Director is equal to the value of [27.8%] of the total Non-Executive Director fees payable to the Director divided by the 10-day Value-Weighted Average Price (VWAP), adjusted by the closing exchange rate as at the date of the AGM. The number of Performance Rights to be issued to the Chair (Executive-Director) is equal to the value of [18.9%] of the total Chair fees (excluding James D. Calaway's executive remuneration) payable to the Chair, divided by the 10-day VWAP as at the date of the AGM.

The NED/ED equity is calculated: Value of Performance Rights/Remuneration package.

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EXPLANATORY MEMORANDUM
For example, if the 10-day VWAP as at the date of the AGM is AUD [0.110] and the AUD:USD exchange rate is AUD [0.65], each Director would receive the number of Performance Rights set out below.
Name	Value of Performance Rights	Number of Performance Rights
James D. Calaway	[USD 17,500]	[233,755]
Alan Davies	[USD 12,500]	[174,825]
Rose McKinney-James	[USD 12,500]	[174,825]
Margaret R. Walker	[USD 12,500]	[174,825]
Timothy R. Woodall	[USD 12,500]	[174,825]
Total		[944,055]

Assuming a 10-day VWAP of AUD [0.110] and an FX rate of AUD [0.65], the total number of Performance Rights to be issued to the Directors would be [933,055], which would amount to [0.0006%] of the total number of Shares on issue as at the date of this Explanatory Memorandum.

Date by which the securities will be issued (Issue Date)
If Shareholder approval is obtained, the Performance Rights to be issued to Directors (or their nominees) will be issued on a date no later than one month after the date of the 2026 AGM, as required by ASX Listing Rule 10.13.5, unless otherwise extended by way of ASX granting a waiver to the Listing Rules.

Issue price
The issue price will be determined at a price equal to the VWAP for the Company's Shares over the 10 Trading Days immediately before the date of the 2026 AGM. As noted above, the issue price will not be paid by the Directors as the Performance Rights will be issued in lieu of the directors' fees.

Terms of the equity securities
The Performance Rights will vest 12 months after the date of issuance. The Performance Rights will expire within 13 months after the date of issuance, if not exercised.
On vesting, Directors will be entitled to be allocated one fully paid ordinary share in the Company for each vested Performance Right.
See Annexure A for further reference.

Purpose of issue	Performance Rights are issued in lieu of paying Directors’ remuneration in cash.
Details of the Directors' current remuneration package
	Name	Remuneration package for 1 July 2025 – 31 December 2025

	James D. Calaway	[USD 217,500]	(1)
	Alan Davies	[USD 45,000]
	Rose McKinney-James	[USD 45,000]
	Margaret R. Walker	[USD 45,000]
	Timothy R. Woodall	[USD 45,000]

(1) James D. Calaway’s fixed remuneration package the period 1 July 2025 – 31 December 2025 consists of USD [92,500] in remuneration for his role as Chair of the Company and USD [125,000] of executive remuneration. James D. Calaway is also eligible to participate in the Equity Incentive Plan in respect of Short-Term Incentives (STI) and Long-Term Incentives (LTI).

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EXPLANATORY MEMORANDUM

The above total remuneration package assumes the award of USD [12,500 pro rata] of Performance Rights to all Independent Non-Executive Directors and an award of USD [17,500 pro rata] in Performance Rights to the Chair.

Directors’ fees are set in USD for the period 1 July 2025 – 31 December 2025 – the Chair's fees being USD [92,500] and Independent Non-Executive Directors each being USD [47,500] which includes USD [2,500] for each of the respective chairs of the Board Committees. The Chair, as an Executive Director of the Company also receives USD [125,000] in executive remuneration.

Price or other consideration for issue	Nil – the Performance Rights will be issued in lieu of paying Directors' remuneration in cash.
Material terms	Other than those terms set out in this Explanatory Memorandum, including that the Performance Rights are issued in lieu of paying Directors' remuneration in cash.

Recommendation

The Board abstains, in the interests of corporate governance, from making a recommendation in relation to Resolutions 4 to 8.

Resolution 9.     Ratification of prior issue of Shares to Placement Participants

The Company issued 400,000,000 shares at an issue price of $0.18 each on 5 February 2026 to professional and sophisticated investors under the Company’s existing placement capacity under ASX Listing Rule 7.1 (Placement).

Reason for seeking approval

ASX Listing Rule 7.1 imposes a limit on the number of equity securities that a listed company can issue or agree to issue in any 12-month period without shareholder approval (15% placement capacity) where an exemption to the rule does not apply. Under ASX Listing Rule 7.4, an issue of any equity securities may be treated as having been made with approval under ASX Listing Rule 7.1 if the issue did not otherwise breach ASX Listing Rule 7.1 and Shareholders subsequently approve it.

The Placement was within the limits of the Company’s placement capacity and therefore did not require Shareholder approval to proceed. The purpose of Resolution 9 is to seek to refresh the Company’s 15% placement capacity so that its capacity would be the same as if the Placement had proceeded with Shareholder approval. If Shareholders ratify the Placement, these securities will no longer be counted towards the Company’s 15% placement capacity and the Company will have greater flexibility as to how it manages its future capital requirements. If Shareholders do not approve this resolution, the securities issued under the Placement will count towards the Company’s 15% placement capacity and the Company will be more limited in how it can raise additional capital. Notwithstanding any approval by Shareholders of this Resolution 9, any future equity issuances will remain subject to the 15% placement capacity under ASX Listing Rule 7.1 unless an exemption applies.
Specific Information Required by Listing Rule 7.5

For the purposes of Listing Rule 7.5 information regarding Resolution 9 is provided as follows:

(a)	400,000,000 Shares were issued by the Company on 5 February 2026 (Placement Shares);
(b)	the Placement Shares were issued at $0.18 each;
(c)	the Placement Shares are fully paid ordinary shares of the Company ranking equally with all other fully paid ordinary shares of the Company;
(d)
the Placement Shares were issued to professional and sophisticated investors (comprised of existing Shareholders and new institutional investors); and were not issued to a related party, member of KMP, substantial holder, an adviser to the entity, or an associate of any of these parties and did not constitute more than 1% of the Company's issued capital;

(e)	the funds raised from the issue of the Placement Shares have been or will be used by the Company to advance the Rhyolite Ridge project and for general corporate and working capital purposes; and
(f)	a voting exclusion statement is included in the Notice.

Recommendation

The Board unanimously recommends that Shareholders vote in favour of Resolution 9.

Resolution 10.      Contingent resolution to spill the Board (Conditional Resolution)

This Resolution 10 (Spill Resolution) will only be put to the Annual General Meeting if at least 25% of the votes cast on Resolution 1 are cast against that resolution. If less than 25% of the votes cast on Resolution 1 are against the resolution, there will be no ‘second strike’ and the spill resolution will not be put to the Annual General Meeting.

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EXPLANATORY MEMORANDUM
If the spill resolution is put to the AGM, it will be considered as an ordinary resolution. If the spill resolution is passed then an extraordinary general meeting of shareholders (Spill Meeting) must be held within 90 days in order to consider the composition of the Board.

The following Directors who remain in office at the time of the Spill Meeting will cease to hold office at the end of the Spill Meeting unless they are willing to stand for re-election, and are re-elected, at that meeting:

(a)	Alan Davies; and
(b)	Margaret R. Walker; and
(c)	Timothy R. Woodall.

If James D. Calaway or Rose McKinney-James are elected at the Annual General Meeting, they will need to be re-elected at the Spill Meeting to remain in office.

Considerations before you vote

For the Spill Resolution to be passed, more than 50% of the votes validly cast on the resolution must be in favour of it.

In deciding how to vote on Resolution 10, the Board suggests that shareholders take the following factors into account:
(a)
Loss of Directors’ leadership, skills and knowledge – the Company has benefited from the clear focus and leadership the Board has provided to the business. Each of the relevant non-executive Directors has previously been elected as a Director and received strong support from shareholders. There is no assurance that the current Directors would be willing to stand for re-election at the Spill Meeting or, if they are, that they would be re-elected at that meeting. This creates significant risk that the governance of the company would be disrupted and creates a real challenge to engage new Directors with the skills and knowledge expected of members of the Board.

(b)	Disruption to the company – If the Spill Resolution is passed, this will create instability in leadership and potentially negatively impact the Company’s ability to implement its strategies.
(c)
Shareholders should note that there are no voting exclusions applicable to resolutions appointing Directors at the Spill Meeting. This would mean there is no barrier to any of the KMP who are shareholders of the Company exercising their voting rights on resolutions at the Spill Meeting.

If you do not want a Spill Meeting to take place, you should vote ‘against’ Resolution 10. If you want a Spill Meeting to take place, you should vote ‘for’ Resolution 10.

Directors’ Recommendation
The Board recommends that members vote AGAINST Resolution 10.

2026 Notice of Annual General Meeting	12

DEFINITIONS

AGM or Meeting means the Company’s 2026 annual meeting of Shareholders.

Additional Annual Report means the Directors' Report, the Financial Report and Auditor's Report in respect to the six months ended 31 December 2025.

Associate has the meaning given in the Corporations Act.

ASX means ASX Limited (ACN 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX.

AUD means Australian Dollars.

Auditor's Report means the auditor's report in the Financial Report.

Award means an award of Options or Performance Rights under the Equity Incentive Plan.

Board means the board of Directors of ioneer Ltd (ABN 76 098 564 606).

Chair means the chair of the Meeting.

Company means Ioneer Ltd (ABN 76 098 564 606)

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Directors' Report means the annual directors' report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

Eligible Persons means executive directors, executive officers, employees, contractors and consultants of the Company identified by the Board to participate in the Equity Incentive Plan.

Explanatory Memorandum means the explanatory memorandum attached to the Notice.

Equity Incentive Plan or EIP means the equity incentive plan established by the Company.

Financial Report means the annual financial report prepared under Chapter 2M of the Corporations Act of the Company and its controlled entities.

Item means an item of business at the AGM.

Key Management Personnel or KMP means a person having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.

Listing Rules means the listing rules of ASX.

Notice means this Notice of meeting.

Option means an option to acquire a Share.

Participants means any Eligible Persons participating in the Equity Incentive Plan

Performance Right means a right to be allocated a Share on the satisfaction of particular hurdles.
Remuneration Report means the remuneration report of the Company contained in the Directors' Report.

Share means a fully paid ordinary share in the capital of the Company.

Share Registry means the Share Register of the Company, or Boardroom Pty Ltd (ABN: 14 003 209 836).

Shareholder means a shareholder of the Company.

Trading Day means a day determined by ASX to be a trading day in accordance with the Listing Rules.

Transitional Financial Year means the period 1 July 2025 to 31 December 2025.

USD means United States Dollars.

VWAP means volume weighted average price.

In this Notice, words importing the singular include the plural and vice versa.

2026 Notice of Annual General Meeting	13

ANNEXURE A – SUMMARY OF THE PERFORMACE RIGHTS TERMS

Performance Rights

The Performance Rights are issued to eligible Directors in lieu of unpaid director fees, for the purpose of aligning Directors’ interests with those of shareholders while preserving the Company’s cash resources. Each Performance Right is a right to acquire one fully paid ordinary share (Shares) in the capital of the Company at
$nil exercise price.

The Performance Rights will be issued to an eligible Director (or their Nominated Parties) subject to achieving certain milestones (Milestones). The Milestones are service based only and will vest upon the Director remaining a Director of the Company on the applicable vesting date, unless determined by the Board otherwise.

Entitlements

Performance Right does not confer upon the Holder the right to:

(a) receive notices of general meetings and financial reports and accounts of the Company that are circulated to holders of fully paid ordinary shares in the capital of the Company (Members).
(b) vote or receive dividends.
(c) a return of capital, whether in a winding up, upon a reduction of capital or otherwise.
(d) participate in the surplus profit or assets of the Company upon a winding up; or
(e) participate in new issues of securities such as bonus issues or entitlement issues unless and until the applicable performance milestone is achieved and the Performance Right converts into ordinary shares.

Share ranking

All Shares issued upon exercise of the Performance Rights will upon issue rank pari passu in all respects with all other Shares.

Transfer / transmission of Performance Rights

A Performance Right may not be transferred or encumbered. Unless, on the death or legal incapacity of the Holder, the relevant dealing is effected by force of law to the Holder’s legal personal representative or the Board otherwise determines, a Holder may not dispose of a Performance Right that has been granted to them. The Board may require that a Performance Right be forfeited if a disposal occurs or is purported to occur other than in accordance with these terms.

Participation in new issues

There are no participation rights or entitlements inherent in the Performance Rights and holders will not be entitled to participate in new issues of capital offered to Members during the currency of the Performance Rights.

Adjustment for Reorganisation

If any reorganisation (including consolidation, subdivision, reduction, return or cancellation) of the issued capital of the Company occurs before the expiry of any Performance Right, all rights of a holder of a Performance Right (including the exercise conditions) must be reorganised in accordance with the ASX Listing Rules applying to a reorganisation at the time of the reorganisation (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

Exercise of Performance Rights

The exercise of a Performance Right is to be effected by the Holder completing and returning an exercise notice which will be attached to the Holder's Offer Letter (Exercise Notice). Each Performance Right confers upon the Holder the right to be issued a certain number of Shares (as set out in their Offer Letter) following the achievement of the milestones (also as set out in their Offer Letter) (Milestones).

Lapse if Milestone not achieved

If the relevant Milestone is not achieved by the due date as set out in the Offer Letter, then the corresponding Performance Rights will automatically lapse on non-satisfaction of the Milestone, unless determined by the Board otherwise.

Holding Statement

The Company will issue the Holder with a new holding statement for any Share issued upon exercise of a Performance Right within 10 business days following exercise.

Control Events

Performance Rights issued to a Holder may be immediately exercised and Shares issued to the Holder at the total discretion of the Board if the Company announces its intention to sell all or substantially all of its business undertakings or assets or if a takeover offer is made for the shares in the Company (subject to that offer becoming unconditional).

2026 Notice of Annual General Meeting	14

All Correspondence to:

By Mail	Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001 Australia
By Fax:	+61 2 9290 9655
Online:	www.boardroomlimited.com.au
By Phone:	(within Australia) 1300 737 760
(outside Australia) +61 2 9290 9600

YOUR VOTE IS IMPORTANT
For your proxy appointment to be effective it must be recorded before 10:00am (AEST) on Tuesday, 19 May 2026.

TO APPOINT A PROXY ONLINE	BY SMARTPHONE

STEP 1: VISIT https://www.votingonline.com.au/ioneeragm2026 STEP 2: Enter your Postcode OR Country of Residence (if outside Australia) STEP 3: Enter your Voting Access Code (VAC):	Scan QR Code using smartphone QR Reader App

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1: APPOINTMENT OF PROXY
Indicate who you want to appoint as your Proxy.
If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Appointment of a Second Proxy
You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company’s securities registry or you may copy this form.

To appoint a second proxy, you must:
(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(b) return both forms together in the same envelope.

STEP 2: VOTING DIRECTIONS TO YOUR PROXY
To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities, your vote on that item will be invalid.

Proxy which is a Body Corporate
Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an “Appointment of Corporate Representative” prior to the meeting. An Appointment of Corporate Representative form can be obtained from the company’s securities registry.

Voting restrictions for KMP
Please note that if you appoint a member of the Company’s key management personnel (KMP) (which includes each of the directors) or one of their closely related parties as your proxy, they will not be able to cast your votes on Resolutions 1, 4, 5, 6, 7, 8 and/or 10 unless you direct them how to vote or the Chair of the Meeting is your proxy. If you appoint the Chair of the Meeting as your proxy or the Chair of the Meeting is appointed as your proxy by default, but you do not mark a voting box for Resolutions 1, 4, 5, 6, 7, 8 and/or 10 by completing and submitting this Proxy Form, you will be expressly authorising the Chair of the Meeting to exercise your proxy in respect of these Resolutions, even though these Resolutions are indirectly or directly connected with the remuneration of the KMP.

STEP 3: SIGN THE FORM
The form must be signed as follows:
Individual: This form is to be signed by the securityholder.
Joint Holding: where the holding is in more than one name, all the securityholders should sign.
Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director, who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4: LODGEMENT
Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore before 10:00am (AEST) on Tuesday, 19 May 2026. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the enclosed Reply-Paid Envelope or:

Online	https://www.votingonline.com.au/ioneeragm2026

By Fax	+ 61 2 9290 9655

By Mail	Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001 Australia

In Person	Boardroom Pty Limited Level 8, 210 George Street, Sydney NSW 2000 Australia

ioneer Limited
ACN 098 564 606

Your Address
This is your address as it appears on the company’s share register. If this is incorrect, please mark the box with an “X” and make the correction in the space to the left. Securityholders sponsored by a broker should advise their broker of any changes.
Please note, you cannot change ownership of your securities using this form.

PROXY FORM

STEP 1	APPOINT A PROXY

I/We being a member/s of ioneer Limited (Company) and entitled to attend and vote hereby appoint:

the Chair of the Meeting (mark box)
OR if you are NOT appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy below or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Annual General Meeting of the Company to be held virtually on Thursday, 21 May 2026 at 10:00am (AEST) at https://meetings.lumiconnect.com/300-435-530-867 and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

The Chair of the Meeting is authorised to exercise undirected proxies on matters relating to the remuneration of key management personnel: If I/we have appointed the Chair of the Meeting as my/our proxy or the Chair of the Meeting becomes my/our proxy by default and I/we have not directed my/our proxy how to vote in respect of Resolutions 1, 4, 5, 6, 7, 8 and/or 10, I/we expressly authorise the Chair of the Meeting to exercise my/our proxy in respect of these Resolutions even though Resolutions 1, 4, 5, 6, 7, 8 and/or 10 are connected with the remuneration of a member of the key management personnel for the Company.

The Chair of the Meeting will vote all undirected proxies IN FAVOUR of Resolutions 1 to 9 and AGAINST Resolution 10. If you wish to appoint the Chair of the Meeting as your proxy with a direction to vote against, or to abstain from voting on an item, you must provide a direction by marking the 'Against' or 'Abstain' box opposite that resolution.

STEP 2
VOTING DIRECTIONS
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority on a poll.

Board recommended items. The Board recommends shareholders vote FOR resolutions 1 to 9 inclusive.		Board Recommendation	For	Against	Abstain*
Resolution 1	To Adopt the Remuneration Report	FOR	☐	☐	☐
Resolution 2	Re-Election of Rose McKinney-James as a Non-Executive Director	FOR	☐	☐	☐
Resolution 3	Re-Election of James D. Calaway as Executive Director	FOR	☐	☐	☐
Resolution 4	Approval of issue of Performance Rights to James D. Calaway in lieu of Directors’ fees	FOR	☐	☐	☐
Resolution 5	Approval of issue of Performance Rights to Alan Davies in lieu of Directors’ fees	FOR	☐	☐	☐
Resolution 6	Approval of issue of Performance Rights to Rose McKinney-James in lieu of Directors’ fees	FOR	☐	☐	☐
Resolution 7	Approval of issue of Performance Rights to Margaret R. Walker in lieu of Directors’ fees	FOR	☐	☐	☐
Resolution 8	Approval of issue of Performance Rights to Timothy R. Woodall in lieu of Directors’ fees	FOR	☐	☐	☐
Resolution 9	Ratification of prior issue of Shares to Placement Participants	FOR	☐	☐	☐

Non-endorsed items. The Board recommends shareholders vote AGAINST resolution 10.		Board Recommendation	For	Against	Abstain*
Resolution 10	Contingent resolution to spill the Board (Conditional Resolution)	AGAINST	☐	☐	☐

STEP 3	SIGNATURE OF SECURITYHOLDERS This form must be signed to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name	Contact Daytime Telephone	Date / / 2026